Exhibit 99.2

Unilever Group

ADDITIONAL INFORMATION FOR THE YEAR ENDED 31 DECEMBER 2012

The following additional information is presented:

Computation of Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges is determined using the following applicable factors:

•

Earnings available for fixed charges are calculated, first, by determining the sum of: (a) net profit before taxation and the Unilever Group’s share of net profit/(loss) of joint ventures and associates; (b) dividend income receivable from joint ventures and associates; and (c) fixed charges, as defined below.

•

Fixed charges are calculated as the sum of: (a) finance costs (both expensed and capitalized); and (b) one-third of lease costs (e.g., that portion of rental expense that is representative of the interest factor).

Unaudited computation of ratio of earnings to fixed charges

€ million	2012	2011	2010	2009	2008
Earnings
Net profit	4,948	4,623	4,598	3,659	5,285
Add: Taxation	1,735	1,622	1,534	1,257	1,844
(Less)/Add: Share of net profit/(loss) of joint ventures and associates	(105)	(113)	(111)	(115)	(131)
Add: Dividend income receivable from joint ventures and associates	119	111	141	177	224
Add: Fixed charges	712	691	634	640	672

	7,409	6,934	6,796	5,618	7,894

Fixed charges
Finance costs	526	540	480	483	509
Add: One-third of lease costs	186	151	154	157	163

	712	691	634	640	672

Ratio (times)	10.4	10.0	10.7	8.8	11.7

Reconciliations of Non-GAAP Measures

The reconciliations of certain of our non-GAAP measures to the most directly comparable GAAP measures for the years ended 31 December 2009 and 31 December 2008 is set forth below:

For description of these measures and how they are used, see pages 1 and 11 of our Form 20-F for the year ended 31 December 2012 and pages 6 to 7 of our 2013 First Half Year Results.

(a)	Underlying sales growth

	2009 vs 2008	2008 vs 2007
Underlying sales growth (%)	3.5	7.4
Effect of acquisitions (%)	0.6	0.4
Effect of disposals (%)	(3.0)	(1.8)
Effect of exchange rates (%)	(2.7)	(4.8)
Turnover growth (%)	(1.7)	0.8

(b)	Underlying volume growth

	2009 vs 2008	2008 vs 2007
Underlying volume growth (%)	2.3	0.1
Effect of price changes (%)	1.2	7.2
Underlying sales growth (%)	3.5	7.4

Unilever Group

ADDITIONAL INFORMATION FOR THE YEAR ENDED 31 DECEMBER 2012

(c)	Free cash flow

€ million	2009	2008
Net profit	3,659	5,285
Taxation	1,257	1,844
Share of net profit of joint ventures/associates and other income from non-current investments	(489)	(219)
Net finance cost	593	257
Depreciation, amortisation and impairment	1,032	1,003
Changes in working capital	1,701	(161)
Pensions and similar provisions less payments	(1,028)	(502)
Restructuring and other provisions less payments	(258)	(62)
Elimination of (profits)/losses on disposals	13	(2,259)
Non-cash charge for share-based compensation	195	125
Other adjustments	58	15

Cash flow from operating activities	6,733	5,326

Income tax paid	(959)	(1,455)
Net capital expenditure	(1,258)	(1,099)
Net interest and preference dividends paid	(444)	(382)

Free cash flow	4,072	2,390

Net cash flow (used in)/from investing activities	(1,263)	1,415
Net cash flow (used in)/from financing activities	(4,301)	(3,130)

(d)	Core operating margin

€ million	2009	2008
Operating profit	5,020	7,167
Acquisition and disposal related cost	11	—
(Gain)/loss on disposal of group companies	(4)	(2,190)
Impairments and other one-off items	(25)	53

Core operating profit	5,002	5,030

Turnover	39,823	40,523
Operating margin (%)	12.6	17.7
Core operating margin (%)	12.6	12.4

(e)	Net debt

€ million	2009	2008
Total financial liabilities	(9,971)	(11,205)

Financial liabilities due within one year	(2,279)	(4,842)
Financial liabilities due after one year	(7,692)	(6,363)

Cash and cash equivalents as per balance sheet	2,642	2,561

Cash and cash equivalents as per cash flow statement	2,397	2,360
Add bank overdrafts deducted therein	245	201

Financial assets	972	632

Net debt	(6,357)	(8,012)

Unilever Group

ADDITIONAL INFORMATION FOR THE YEAR ENDED 31 DECEMBER 2012

Free cash flow (FCF)

The 31 December 2012, 31 December 2011 and 31 December 2010 reconciliations of FCF to net profit are as follows:

€ million	2012	2011	2010
Net profit	4,948	4,623	4,598
Taxation	1,735	1,622	1,534
Share of net profit of joint ventures/associates and other income from non-current investments	(91)	(189)	(187)
Net finance cost	397	377	394
Depreciation, amortisation and impairment	1,199	1,029	993
Changes in working capital	822	(177)	169
Pensions and similar provisions less payments	(381)	(553)	(472)
Provisions less payments	(43)	9	72
Elimination of (profits)/losses on disposals	(236)	(215)	(476)
Non-cash charge for share-based compensation	153	105	144
Other adjustments	13	8	49

Cash flow from operating activities	8,516	6,639	6,818

Income tax paid	(1,680)	(1,187)	(1,328)
Net capital expenditure	(2,143)	(1,974)	(1,701)
Net interest and preference dividends paid	(360)	(403)	(424)

Free cash flow	4,333	3,075	3,365

Net cash flow (used in)/from investing activities	(755)	(4,467)	(1,164)
Net cash flow (used in)/from financing activities	(6,622)	411	(4,609)

Expenses which Materially Impacted Operating Profit in 2012

Absolute turnover grew by €4.9 billion which translated into a core operating profit increase of €773 million and an operating profit increase of €556 million due to cost increases in the following key areas.

Costs of raw and packaging materials and goods purchased for resale increased by €1.7 billion, driven primarily by increased business volume of €1.3 billion and input costs increase of €1.1 billion offset by other items including material cost savings of €0.7 billion during the year. Additionally, distribution costs increased by €184 million. Despite these increases, due to higher selling prices and benefit from customers buying products with higher margins, gross margin improved by 0.1% to 40.0% at constant exchange rates.

Staff costs increased by €0.9 billion due to salary inflation, particularly in emerging markets, higher pensions charge as a result of one-off credits taken in the prior year and higher bonuses.

Advertising and promotional expenses increased by €694 million as we continue to invest behind our brands.

The impact of input costs and investment in advertising and promotional expenses are discussed further in our segmental disclosures, which also provide additional details on the impact of brands, products and subcategories on driving top line growth.

Out of the increase of €773 million in core operating profit, the majority of it was contributed by Personal Care (€365 million) and Refreshments (€235 million).

Impact of Commodity Costs on Gross Margin

During 2012, the Unilever Group faced cost inflation of over €1.5 billion. The Unilever Group actively mitigates the impact of cost inflation through a combination of price increases and costs savings to protect its margin. Hence, despite cost increases, the Unilever Group was able to improve its gross margin by 10 bps during 2012. Specifically gross margin was protected in 3 out of the 4 categories. In our Foods category the impact of high vegetable oil prices was not fully recovered as described in our gross margin references on pages 30 and 31 of our Group Annual Report and Accounts furnished on 8 March 2013 under Form 6K. Petrochemicals materially affect our Home Care category, where we have protected our margins. There are no other commodities that have a material impact.

Part of our commodity risk, principally vegetable oils and petrochemicals, is hedged using a combination of physical contracts as well as derivatives (futures and options).

Unilever Group

ADDITIONAL INFORMATION FOR THE YEAR ENDED 31 DECEMBER 2012

Liquidity Information with Respect to Foreign Operations

Approximately €1.4 billion (or 56%) of the Unilever Group’s cash balances are held in foreign subsidiaries. We generally repatriate distributable reserves from our subsidiaries on a regular basis, but the decision whether to repatriate from any particular country in any year remains within our control. In the majority of countries we are able to repatriate funds to Unilever N.V. and Unilever PLC through dividends free of tax. In a few countries, such as Argentina, Venezuela and Vietnam, we face cross-border foreign exchange controls or delays in obtaining approval for remitting distributable reserves. The amount of cash held in all countries in which we face cross-border foreign exchange controls or delays in obtaining approval for remitting distributable reserves is immaterial in relation to the Unilever Group’s overall cash balances and cash flow from operations (less than €250 million in all periods).

Changes in Working Capital Components

Net cash flow from operating activities for the year ended 31 December 2012 increased by €1.4 billion over the previous year. The chief contributors were an increase in operating profit of €0.6 billion and an all-round improvement in working capital. The Unilever Group derives beneficial cash flows from its negative working capital position, which is driven by concerted management actions across the supply chain. In particular, better forecasting and planning processes led to lower inventories of €0.2 billion, while focused efforts on collections and managing credit limits lowered receivables by €0.4 billion and mutually beneficial terms negotiated with strategic vendors resulted in higher payables of €0.4 billion. Accordingly, management of the Unilever Group believes that the Unilever Group’s negative working capital is indicative of careful attention to maintaining a strong financial and liquidity position.

Segmental Assets and Liabilities

Segment assets and liabilities are not provided because they are not received or reviewed by our chief operating decision-maker.

Reliance on Major Customers

The Unilever Group is not reliant on revenues from transactions with any single external customer and does not receive 10% or more of its revenues from transactions with any single external customer.

Segment results disclosure

(a)	Personal Care

•

Personal Care turned in yet another year of strong performance with turnover growth of 17%. Underlying sales growth of 10.0% was driven by both underlying volume growth of 6.5% and a positive price contribution of 3.3%. This was spurred by innovations like Dove Nutrium Moisture and the rollout of our brands in new markets like TRESemmé in Brazil and complemented by a strong contribution of the recently acquired brands from the Kalina acquisition.

•

Core operating profit at €3 billion was higher by €365 million over the prior year. Out of the €365 million, turnover growth contributed €465m which was offset by €100 million from a reduction in core operating margin by 50bps primarily due to continued investments in building beauty capabilities and infrastructure, while gross margins remained stable.

(b)	Foods

•

Foods turnover grew by 3.3% during the year. Underlying sales growth in Foods was 1.8%. Underlying volume growth was (0.9)%, continuing to reflect the impact of a contracting spreads market and the price rises we took in 2011 to counter significant increases in input prices. Growth was supported by the rollout of innovations such as Knorr jelly bouillon and Knorr baking bags, as well as solid results delivered by our Food Solutions business.

•

Core operating profit at €2.5 billion increased by €83 million over previous year. This increase was entirely due to increase in turnover. Core operating margin was in line with previous year as the impact of higher commodity costs on gross margins was offset by improved cost discipline and savings delivery.

(c)	Refreshment

•

Refreshment performance improved in growth momentum and profitability. Turnover grew by a strong 10.5% with underlying sales growth of 6.3% reflecting good contribution from underlying volume growth of 2.4% and underlying price growth of 3.9%. In ice cream, growth momentum was driven by powerful performance in Latin America, Asia, North America and Europe and benefited from innovation behind our global brands such as Magnum, which is now a brand with sales in excess of €1 billion. In tea, innovation improved growth momentum in particular in emerging markets, such as Russia, Arabia and India.

•

Core operating profit at €911 million improved by €235 million over the previous year. Out of the €235 million, turnover growth contributed €70 million while improvement in core operating margin by 170bps contributed €165 million. Core operating margin improvement was driven primarily by higher gross margin arising from a strong savings program and cost discipline.

Unilever Group

ADDITIONAL INFORMATION FOR THE YEAR ENDED 31 DECEMBER 2012

(d)	Home Care

•

Home Care delivered a strong performance with turnover growth of 10.4% driven by underlying sales growth of 10.3%, balanced between volume growth of 6.2% and price changes contributing 3.9%. We improved our market position in highly competitive markets such as the UK, France, China and South Africa on the back of continued innovation and continuing success of our brands like Omo and Comfort. Household care growth was equally supported by the rollout of new and improved products, driving strong growth momentum for our global brands Domestos, Cif and Sunlight.

•

Core operating profit at €531 million improved by €90 million over previous year. Out of the €90 million, turnover growth contributed €45 million, while improvement in core operating margin by 50bps contributed €45 million primarily due to better gross margins benefiting from successful new business models.

Movement during the year in components of other comprehensive income

(a)	Fair value gains/(losses) on financial instruments

€ million	2012	2011
1 January	(94)	74
Movement during the year	(125)	(168)

31 December	(219)	(94)

Refer also to the consolidated statement of comprehensive income on page 87, the consolidated statement of changes in equity on page 87 and note 6C on page 104.

(b)	Actuarial gains/(losses) on pension schemes

€ million	2012	2011
1 January	(2,547)	(1,304)
Movement during the year	(644)	(1,243)

31 December	(3,191)	(2,547)

Refer also to the consolidated statement of comprehensive income on page 87, the consolidated statement of changes in equity on page 87, note 4B from page 98 and note 6C on page 106.

(c)	Currency retranslation reserve

€ million	2012	2011
1 January	(1,691)	(988)
Currency retranslation during the year:
– Other reserves	(249)	(569)
– Retained Profit	(43)	(77)
– Non-controlling interest	(24)	(57)

31 December	(2,007)	(1,691)

Transactions between reportable segments

Transactions between the Unilever Group’s reportable segments are immaterial and are carried out on an arm’s length basis.

Unilever Group

ADDITIONAL INFORMATION FOR THE YEAR ENDED 31 DECEMBER 2012

Consolidated statement of changes in equity

€ million	Called up share capital	Share premium account	Other reserves	Retained profit	Total	Non- controlling interest	Total equity

1 January 2010	484	131	(5,900)	17,350	12,065	471	12,536

Profit or loss for the period	–	–	–	4,244	4,244	354	4,598
Other comprehensive income net of tax
Fair value gains/(losses) on financial instruments	–	–	43	–	43	–	43
Actuarial gains/(losses) on pension schemes	–	–	–	105	105	–	105
Currency retranslation gains/(losses)	–	–	422	(20)	402	58	460

Total comprehensive income	–	–	465	4,329	4,794	412	5,206
Dividends on ordinary capital	–	–	–	(2,309)	(2,309)	–	(2,309)
Movements in treasury stock(a)	–	–	28	(154)	(126)	–	(126)
Share-based payment credit(b)	–	–	–	144	144	–	144
Dividends paid to non-controlling interests	–	–	–	–	–	(289)	(289)
Currency retranslation gains/(losses) net of tax	–	3	–	–	3	(1)	2
Other movements in equity	–	–	1	(87)	(86)	–	(86)

31 December 2010	484	134	(5,406)	19,273	14,485	593	15,078

Profit or loss for the period	–	–	–	4,252	4,252	371	4,623
Other comprehensive income net of tax
Fair value gains/(losses) on financial instruments	–	–	(168)	–	(168)	–	(168)
Actuarial gains/(losses) on pension schemes	–	–	–	(1,243)	(1,243)	–	(1,243)
Currency retranslation gains/(losses)	–	–	(569)	(77)	(646)	(57)	(703)

Total comprehensive income	–	–	(737)	2,932	2,195	314	2,509
Dividends on ordinary capital	–	–	–	(2,487)	(2,487)	–	(2,487)
Movements in treasury stock(a)	–	–	138	(90)	48	–	48
Share-based payment credit(b)	–	–	–	105	105	–	105
Dividends paid to non-controlling interests	–	–	–	–	–	(288)	(288)
Currency retranslation gains/(losses) net of tax	–	3	–	–	3	(4)	(1)
Other movements in equity	–	–	1	(57)	(56)	13	(43)

31 December 2011	484	137	(6,004)	19,676	14,293	628	14,921

Profit or loss for the period	–	–	–	4,480	4,480	468	4,948
Other comprehensive income net of tax
Fair value gains/(losses) on financial instruments	–	–	(125)	–	(125)	–	(125)
Actuarial gains/(losses) on pension schemes	–	–	–	(644)	(644)	–	(644)
Currency retranslation gains/(losses)	–	–	(249)	(43)	(292)	(24)	(316)

Total comprehensive income	–	–	(374)	3,793	3,419	444	3,863
Dividends on ordinary capital	–	–	–	(2,696)	(2,696)	–	(2,696)
Movements in treasury stock(a)	–	–	182	(130)	52	–	52
Share-based payment credit(b)	–	–	–	153	153	–	153
Dividends paid to non-controlling interests	–	–	–	–	–	(464)	(464)
Currency retranslation gains/(losses) net of tax	–	3	(1)	–	2	(4)	(2)
Other movements in equity	–	–	1	(65)	(64)	(47)	(111)

31 December 2012	484	140	(6,196)	20,731	15,159	557	15,716

(a)	Includes purchases and sales of treasury stock, and transfer from treasury stock to retained profit of share-settled schemes arising from prior years and differences between exercise and grant price of share options.
(b)	The share-based payment credit relates to the reversal of the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.